STATEMENT OF INVESTMENTS

Dreyfus Government Cash Management

April 30, 2008 (Unaudited)

U.S. Government Agencies--71.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
5/13/08	2.23	125,000,000 a	124,999,202
5/16/08	2.54	277,000,000 a	277,000,000
7/15/08	4.26	40,115,000	40,036,341
9/22/08	2.33	410,000,000 a	410,004,113
11/17/08	2.20	75,000,000 a	75,000,000
1/14/09	2.33	77,000,000 a	76,994,542
7/23/09	2.31	375,000,000 a	375,000,000
8/3/09	2.36	100,000,000 a	100,000,000
9/15/09	2.30	320,000,000 a	319,978,846
3/9/10	2.23	200,000,000 a	200,000,000
Federal Home Loan Bank System:			
5/1/08	1.75	1,900,000,000	1,900,000,000
5/21/08	2.72	500,000,000 a	499,890,338
5/23/08	2.02	102,700,000	102,573,223
6/11/08	4.22	37,843,000	37,664,570
6/13/08	4.23	469,669,000	467,346,487
6/18/08	4.23	299,750,000	298,095,380
7/7/08	3.93	95,825,000	95,138,387
7/16/08	3.42	78,266,000	77,710,833
7/16/08	4.13	350,000,000	350,529,737
7/30/08	2.04	148,000,000	147,248,900
8/8/08	3.37	84,000,000	84,371,177
8/13/08	4.66	186,000,000	186,128,960
8/22/08	4.55	42,000,000	41,905,984
9/15/08	2.21	150,000,000	150,653,754
11/7/08	2.21	123,870,000	124,064,507
2/13/09	1.90	200,000,000	200,950,139
2/27/09	2.58	150,000,000	150,047,162
3/5/09	2.55	200,000,000	200,027,003
3/12/09	1.80	100,000,000	100,321,213
4/21/09	2.42	200,000,000 a	200,000,000
4/23/09	2.29	250,000,000	249,970,658
4/24/09	2.30	250,000,000	249,874,945
9/4/09	2.37	350,000,000 a	350,000,000
Federal Home Loan Mortgage Corp.:			
6/13/08	3.88	50,000,000	49,771,861
8/4/08	4.46	37,061,000	37,055,441
8/15/08	4.66	48,855,000	48,838,354
1/12/09	2.14	138,300,000	141,093,492
3/16/09	2.15	6,422,000	6,614,789
Federal National Mortgage Association:			
5/1/08	2.46	420,000,000 a	419,943,771
5/1/08	2.45	800,000,000 a	800,000,000

5/2/08	4.20	300,000,000	299,965,583
6/15/08	4.16	46,057,000	45,958,985
7/2/08	3.92	124,527,000	123,701,317
7/15/08	4.26	38,387,000	38,349,422
7/16/08	3.42	125,754,000	124,861,985
7/25/08	3.90	750,000,000	743,235,417
8/20/08	2.11	255,000,000	253,356,737
9/3/08	2.12	44,100,000	43,778,438
11/14/08	2.15	13,500,000	13,343,385
3/16/09	2.17	3,000,000	3,035,702

Total U.S. Government Agencies
(cost $11,456,431,080)   **11,456,431,080**

Repurchase Agreements--30.8%

Barclays Financial LLC			
dated 4/30/08, due 5/1/08 in the amount of $295,110,656 (fully collateralized by $206,730,000 Federal Home Loan Bank, 2.375%, due 4/21/09, value $206,141,595 and $92,176,000 Federal National Mortgage Association, 5.50%, due 10/3/17, value $94,860,626)	1.30	295,100,000	295,100,000
Barclays Financial LLC			
dated 4/30/08, due 5/1/08 in the amount of $150,007,708 (fully collateralized by $148,670,000 Federal National Mortgage Association, 5.50%, due 10/3/17, value $153,000,014)	1.85	150,000,000	150,000,000
BNP Paribas			
dated 4/30/08, due 5/1/08 in the amount of $1,130,059,639 (fully collateralized by $956,651,700 U.S. Treasury Notes, 2%-3.875%, due 1/15/09-1/15/16, value $1,152,892,391)	1.90	1,130,000,000	1,130,000,000
Credit Suisse (USA) Inc.			
dated 4/30/08, due 5/1/08 in the amount of $600,033,000 (fully collateralized by $460,256,000 Federal Home Loan Bank, 0%, due 5/28/08, value $459,565,611 and $335,319,000 U.S. Treasury Strips, due 11/15/24-2/15/25, value $152,435,770)	1.98	600,000,000	600,000,000
Deutsche Bank Securities			
dated 4/30/08, due 5/1/08 in the amount of $600,033,333 (fully collateralized by $434,571,715 Federal Home Loan Mortgage Corp., 4.50%-7.182%, due 4/1/20-4/1/38, value $357,543,337 and $497,228,686 Federal National Mortgage Association, 3.993%-6.418%, due 3/1/33-4/1/38, value $254,456,663)	2.00	600,000,000	600,000,000
Fortis Securities LLC			
dated 4/30/08, due 5/1/08 in the amount of $250,013,542 (fully collateralized by $149,167,800 U.S. Treasury Bonds, 8%, due 11/15/21, value $209,636,443 and $75,227,500 U.S Treasury Strips, due 2/15/15-2/15/25, value $45,363,585)	1.95	250,000,000	250,000,000
Goldman, Sachs & Co.			
dated 4/30/08, due 5/1/08 in the amount of			

$12,000,600 (fully collateralized by $11,157,600 U.S. Treasury Notes, 2%, due 4/15/12, value $12,240,041)	1.80	12,000,000	12,000,000
Goldman, Sachs & Co.			
dated 4/30/08, due 5/1/08 in the amount of $250,002,083 (fully collateralized by $237,146,900 U.S. Treasury Notes, 4.50%-5.125%, due 6/30/11-9/30/11, value $255,000,075)	0.30	250,000,000	250,000,000
Greenwich Capital Markets			
dated 4/30/08, due 5/1/08 in the amount of $500,027,361 (fully collateralized by $512,320,000 Federal National Mortgage Association, 0%, due 7/16/08-7/23/08, value $510,001,715)	1.97	500,000,000	500,000,000
HSBC USA Inc.			
dated 4/30/08, due 5/1/08 in the amount of $220,012,100 (fully collateralized by $3,482,390 Federal Home Loan Mortgage Corp., 6%, due 4/15/34, value $1,829,618 and $226,260,011 Federal National Mortgage Association, 5.50%, due 8/1/37-3/1/38, value $222,571,303)	1.98	220,000,000	220,000,000
Merrill Lynch & Co. Inc.			
dated 4/30/08, due 5/1/08 in the amount of $550,030,556 (fully collateralized by $1,159,329,864 Federal Home Loan Mortgage Corp., 0%-14.242%, due 11/15/17-2/15/38, value $246,652,460, $1,889,279,783 Federal National Mortgage Association, 0%-21.63%, due 3/25/18-3/25/38, value $261,035,537 and $460,262,625 Government National Mortgage Association, 0%-8.80%, due 7/20/34-2/20/38, value $53,312,662)	2.00	550,000,000	550,000,000
UBS Securities LLC			
dated 4/30/08, due 5/1/08 in the amount of $383,021,065 (fully collateralized by $161,977,000 Federal Home Loan Mortgage Corp., 0%-5.875%, due 3/21/11-9/14/29, value $71,236,368, $513,022,000 Federal National Mortgage Association, 0%-6.25%, due 7/15/08-1/15/30, value $318,549,960 and $1,786,000, Student Loan Marketing Association, 0%, due 10/3/22, value $874,318)	1.98	383,000,000	383,000,000
Total Repurchase Agreements (cost $4,940,100,000)			**4,940,100,000**
Total Investments (cost $16,396,531,080)		**102.2%**	**16,396,531,080**
Liabilities, Less Cash and Receivables		**(2.2%)**	**(354,045,053)**
Net Assets		**100.0%**	**16,042,486,027**

a   Variable rate security--interest rate subject to periodic change.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	16,396,531,080	0
Level 3 - Significant Unobservable Inputs	0	0
Total	16,396,531,080	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.

STATEMENT OF INVESTMENTS

Dreyfus Government Prime Cash Management

April 30, 2008 (Unaudited)

U.S. Government Agencies--100.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
5/1/08	4.21	10,000,000	10,000,000
5/2/08	2.53	100,000,000 a	100,000,000
5/6/08	4.16	24,000,000	23,986,367
5/16/08	2.54	150,000,000 a	150,000,000
5/27/08	2.25	100,000,000 a	99,998,547
6/9/08	2.21	60,000,000 a	60,000,000
7/21/08	2.26	50,000,000 a	49,997,879
8/7/08	2.22	5,500,000 a	5,499,587
8/21/08	2.22	10,000,000 a	10,000,186
10/10/08	4.10	12,215,000	12,217,656
11/14/08	2.27	50,000,000 a	50,000,000
11/17/08	2.21	100,000,000 a	99,996,029
1/14/09	2.33	28,500,000 a	28,495,772
2/24/09	2.18	4,900,000	4,964,403
3/19/09	2.14	1,395,000	1,438,086
4/24/09	2.28	100,000,000 a	100,000,000
5/27/09	2.36	100,000,000 a	100,000,000
7/22/09	2.35	17,000,000 a	16,991,523
7/23/09	2.31	125,000,000 a	125,000,000
8/3/09	2.36	150,000,000 a	150,000,000
Federal Home Loan Bank System:			
5/1/08	1.75	193,000,000	193,000,000
5/2/08	2.15	420,000,000	419,975,006
5/7/08	2.44	350,000,000	349,858,708
5/8/08	4.21	68,730,000	68,731,855
5/9/08	2.10	450,000,000	449,790,167
5/15/08	2.03	100,000,000	99,921,056
5/21/08	2.73	250,000,000	249,623,611
5/23/08	2.02	100,000,000	99,876,556
6/16/08	2.65	130,000,000 a	129,975,956
6/23/08	2.46	19,700,000 a	19,698,438
7/2/08	2.13	150,000,000	149,452,333
7/15/08	4.11	8,390,000	8,363,447
7/16/08	4.13	200,000,000	200,303,534
8/6/08	2.55	175,000,000	173,811,750
8/13/08	2.55	71,167,000	70,648,904
8/15/08	4.65	2,000,000	2,004,219
8/25/08	4.66	77,440,000	77,501,864
9/10/08	2.14	185,000,000	183,561,933
9/12/08	2.20	12,200,000	12,320,779
9/17/08	4.30	100,000,000	100,118,735
10/1/08	2.12	93,599,000	92,763,629
10/15/08	2.12	28,054,000	27,780,707

10/17/08	2.12	80,000,000	79,211,333
11/28/08	2.59	150,000,000	150,000,000
1/29/09	2.21	8,785,000	8,816,720
2/9/09	2.11	14,775,000	15,135,002
2/13/09	2.20	10,425,000	10,524,587
4/3/09	2.28	100,000,000	99,980,907
8/7/09	2.34	250,000,000 [a]	250,000,000
Tennessee Valley Authority			
11/13/08	2.13	20,620,000	20,969,925
Total Investments (cost $5,012,307,696)		**100.0%**	**5,012,307,696**
Cash and Receivables (Net)		**.0%**	**1,808,640**
Net Assets		**100.0%**	**5,014,116,336**

a   Variable rate security--interest rate subject to periodic change.

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	5,012,307,696	0
Level 3 - Significant Unobservable Inputs	0	0
Total	5,012,307,696	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and
swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.